Exhibit 99.1

QUIPT ANNOUNCES THE PASSING OF BOARD MEMBER EUGENE EWING

Cincinnati, Ohio – January 12, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is regrettably announcing the passing of Eugene Ewing, Independent Board Member and Chair of the Audit Committee. Mr. Ewing was an accomplished and seasoned public company executive with a wealth of knowledge across a variety of industry groups.

“Eugene’s wealth of experience, business acumen and strategic guidance will be greatly missed. Eugene was an integral part of assisting us in reaching our goal of building a world-class respiratory care company in the United States and his contributions over the years will not be forgotten. On behalf of the Board, and the entire Quipt team, I want to express my deepest condolences to Eugene’s family,” said Greg Crawford, Chairman and CEO of Quipt. “Our management team is exceptionally excited about the future and we will continue driving forward in the wake of this saddening news.”

Prior to Mr. Ewing passing, the Board of Directors began the process of identifying highly qualified candidates for addition to the Board, and currently has a short list of candidates. The Board is focussed on identifying a candidate to fulfill the role of Independent Director and Chair of the Audit Committee.

Mr. Ewing served on Quipt’s Board and Chaired the Audit Committee since September 2018. Mr. Ewing had over 30 years of professional experience in a wide range of executive positions serving as an independent director of a New York Stock Exchange listed company focused on creating sustainable food, feed and fuel solutions from organic by-products. He also served as an independent director at a separate New York Stock Exchange listed company that owns and manages controlling interests in a diverse family of established North American middle market businesses.

In addition to his public company roles, Mr. Ewing had been the managing member of Deeper Water Consulting, a private wealth and business consulting company, since March of 2004. Previously, Mr. Ewing held senior positions at the Fifth Third Bank, and was a tax partner at Arthur Andersen LLP for over 15 years, in Cincinnati, Ohio. Mr. Ewing was also on the Advisory Board for the Von Allmen School of Accountancy at the University of Kentucky and was a director of a private trust company located in Wyoming and a private consulting company located in California.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Forward-Looking Statements

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com

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